

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Stanton L. Peritz
Nelson C. Mishkin

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of J. Alden Associates, Inc.

We have reviewed management's statements, including in the accompanying 15c3-3 Exemption Report, in which (1) J. Alden Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J. Alden Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J. Alden Associates, Inc. stated that J. Alden Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J. Alden Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. Alden Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gable Peritz Mishkin LLP

Spring House, Pennsylvania
February 22, 2016

323 Norristown Road   751 Route 73 North
P. O. Box 917   Suite 15
Spring House, PA 19477 Marlton, NJ 08053
215.628.0500   856.596.2400
215.628.8756 Fax   856.596.6121 Fax

www.gpmllp.net